Exhibit 99.3

ZenaTech Unveils its Proprietary AI Software Suite Designed to Accelerate Land Survey Delivery for Drone as a Service Commercial, Municipal and Infrastructure Clients

Planned integration of automated LiDAR point cloud classification and feature extraction across ZenaTech’s Drone as a Service locations is designed to cut survey post-processing time and support scalable, recurring revenue

Vancouver, British Columbia (October 22, 2026) — ZenaTech, Inc. (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) (“ZenaTech” or the “Company”), a technology solution provider specializing in AI (Artificial Intelligence) drone, Drone as a Service (DaaS), enterprise SaaS, and Quantum Computing solutions, today unveiled its proprietary artificial intelligence software suite and planed integration across its DaaS land survey operations. By pairing ZenaDrone high-density LiDAR (Light Detection and Ranging) data acquisition with the automated feature extraction and point cloud classification, ZenaTech plans to accelerate survey-grade data delivery time from days to as little as minutes across commercial land surveying, municipal and infrastructure projects for DaaS clients across North America and around the world. The combined platform is currently in the development and testing stage.

“Land survey delivery has traditionally been limited by manual post-processing, which caps how many projects a survey team can complete,” said Shaun Passley, Ph.D., CEO of ZenaTech. “By integrating our AI software directly into ZenaDrone DaaS operations, we aim to automate the heavily manual work of point cloud classification and CAD linework generation, so the same crews and drones can deliver turn-key, actionable intelligence to clients faster and with consistent quality. As we apply our AI suite across our AI tools growing network of DaaS subsidiaries, we believe it can improve operating efficiency and support the scalable, recurring revenue model at the center of our DaaS strategy.”

The combined platform is designed to bridge hardware data collection with AI-driven point cloud processing. A ZenaDrone land survey drone equipped with high-density LiDAR captures a site as a point cloud, a dataset that can contain billions of individual 3D measurement points. ZenaAI is then intended to run automated geospatial workflows on that data, classifying each point by what it represents, converting the classified data into terrain models and vector drawings, removing noise, tagging infrastructure assets and exporting the results in formats that survey and engineering teams can use directly. Its key planned capabilities include:

•Automated Point Cloud Classification: Designed to use deep learning neural networks to rapidly parse billions of 3D LiDAR points, separating ground returns from dense canopy, buildings, utility lines and surface vegetation to generate true Digital Terrain Models (DTM);

•Automated Feature Extraction and Linework: Computer vision algorithms are intended to detect and vectorize critical planimetric features, including curb lines, pavement edges, retaining walls and structures, and export them directly into CAD and BIM (Building Information Modeling) formats;

•Rapid DaaS Turnaround: By replacing manual point-picking and heuristic scripting, the AI software suite is being designed to reduce post-processing workflows by as much as 80% and shorten survey turnaround time, allowing DaaS survey teams to deliver fully classified datasets within hours of flight completion;

•Smart Noise Filtering and Asset Tagging: Automated artifact suppression is intended to clean airborne noise, multipath errors and scan overlap, while semantic tagging logs discrete infrastructure assets, such as manholes, hydrants and utility poles, with millimeter-level precision.

Point cloud classification and linework have traditionally required skilled technicians to work through by hand, which can take days and limits how many projects a survey team can complete. ZenaTech believes that automating these steps could raise surveying productivity, allowing the same drones and crews to deliver more projects faster and potentially improving margins over time. As proprietary software, the AI suite is also intended to add a scalable SaaS layer to the Company’s acquisition-led DaaS strategy, applying a consistent processing workflow across the surveying businesses it acquires and supporting its recurring revenue model for commercial, municipal and infrastructure clients that rely on timely data for planning, design and construction.

The AI-powered LiDAR processing is currently in development with testing across DaaS land surveying, infrastructure monitoring and utility inspection projects expected next year. The Company will provide updates on launch and rollout as milestones are achieved.

ZenaTech’s Drone as a Service (DaaS) division provides on-demand turnkey drone piloting, data capture, and data processing services to commercial, government, and infrastructure customers, allowing them to access aerial data and automation without owning or operating their own drone fleets. The division is being built through an acquisition-led strategy that combines local low-tech service providers into a global network, creating a scalable platform for delivering recurring revenue aerial and data services such as surveying, inspections, power washing and construction progress monitoring.

About ZenaTech

ZenaTech, Inc. (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) is a technology company that specializes in AI autonomy drone platforms to transform commercial, government, and defense sectors. Its subsidiaries include drone manufacturing through ZenaDrone, a global Drone as a Service (DaaS) business, and an enterprise SaaS division of software brands. The Company is executing an acquisition-led DaaS roll-up strategy to digitize and automate legacy service industries including land surveys and inspections, driving drone-based scalable and recurring revenue growth. With an operating footprint spanning North America, Europe, the Middle East, Asia, and Australia, ZenaTech is advancing AI drones for agriculture and logistics, as well as ISR, cargo, and counter-UAS applications for U.S. defense and NATO allies. The company is investing in next-generation technologies, including drone swarms, quantum computing, and advanced AI autonomy to capture long-term opportunities in key markets through its R&D initiatives.

About ZenaDrone

ZenaDrone, a subsidiary of ZenaTech, develops and manufactures AI-powered multifunction autonomous drone solutions integrating machine learning, predictive analytics, and advanced computing technologies, for government, defense, and industrial applications. This includes multifunctional drones for surveying, inspections, logistics, security, and defense applications. Its product portfolio includes the ZenaDrone 1000 for ISR defense and specialized cargo, the IQ Nano for indoor inventory management and security, the IQ Square for outdoor inspections and maintenance, the IQ Quad for land surveying, and the IQ Aqua for underwater applications. ZenaDrone operates three global manufacturing facilities in Arizona, Dubai, and Taiwan, and is advancing counter-UAS maritime interceptor drones and an integrated defense system.

Contacts for more information:

Company, Investors, and Media:

Linda Montgomery

ZenaTech

312-241-1415

Investors:

Michael Mason

CORE IR

investors@zenatech.com

Safe Harbor

This press release and related comments by management of ZenaTech, Inc. include “forward-looking statements” within the meaning of U.S. federal securities laws and applicable Canadian securities laws. These forward-looking statements are subject to the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. This forward-looking information relates to future events or future performance of ZenaTech and reflects management’s expectations and projections regarding ZenaTech’s growth, results of operations, performance, and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. In some cases, forward-looking information can be identified by terminology such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “aim”, “seek”, “is/are likely to”, “believe”, “estimate”, “predict”, “potential”, “continue” or the negative of these terms or other comparable terminology intended to identify forward-looking statements. Forward-looking information in this document includes, but is not limited to ZenaTech’s expectations regarding its revenue, expenses, production, operations, costs, cash flows, and future growth; expectations with respect to future production costs and capacity; ZenaTech's ability to deliver products to the market as currently contemplated; ZenaTech's ability to develop products for markets as currently contemplated; ZenaTech’s anticipated cash needs and its needs for additional financing; ZenaTech’s intention to grow the business and its operations and execution risk; expectations with respect to future operations and costs; the volatility of stock prices and market conditions in the industries in which ZenaTech operates; political, economic, environmental, tax, security, and other risks associated with operating in emerging markets; regulatory risks; unfavorable publicity or consumer perception; difficulty in forecasting industry trends; the ability to hire key personnel; the competitive conditions of the industry and the competitive and business strategies of ZenaTech; ZenaTech’s expected business objectives for the next twelve months; ZenaTech’s ability to obtain additional funds through the sale of equity or debt commitments; investment capital and market share; the ability to complete any contemplated acquisitions; changes in the target markets; market uncertainty; ability to access additional capital, including through the listing of its securities in various jurisdictions; management of growth (plans and timing for expansion); patent infringement; litigation; applicable laws, regulations, and any amendments affecting the business of ZenaTech and other related risks and uncertainties disclosed under the heading “Risk Factors” in the Company’s Form F-1, Form 20-F and other filings filed with the United States Securities and Exchange Commission (the “SEC”) on EDGAR through the SEC’s website at www.sec.gov. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents management’s best judgment based on information currently available. No forward-looking statement can be guaranteed, and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.

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